UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-37775

BROOKFIELD BUSINESS PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street, 5th Floor

Hamilton, HM 12 Bermuda
+441-294-3309
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Limited Partnership Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

*	This Form 15 relates solely to the reporting obligations of Brookfield Business Partners L.P. (“BBU”) with respect to its non-voting limited partnership units (“BBU Units”) and does not affect the reporting obligations of Brookfield Business Corporation (formerly 1559985 B.C. Ltd.) (the “Corporation”) as successor to BBU and Brookfield Business Holdings Corporation (formerly Brookfield Business Corporation) (“Old BBUC”) pursuant to Rule 12g-3(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

On March 27, 2026, pursuant to an arrangement agreement dated as of November 6, 2025, the Corporation, BBU and Old BBUC completed a court approved plan of arrangement under section 288 of the Business Corporations Act (British Columbia) (the “Arrangement”), pursuant to which, among other things, holders of BBU Units and holders of Old BBUC’s class A exchangeable subordinate voting shares (the “Old BBUC Exchangeable Shares”) received class A subordinated voting shares of the Corporation in exchange for their BBU Units and Old BBUC Exchangeable Shares on a one-for-one basis. As a result of the Arrangement, BBU and Old BBUC became subsidiaries of the Corporation.

Upon completion of the Arrangement, BBU filed post-effective amendments to its registration statements on Form F-3 (File Nos. 333-285450, 333-273181 and 333-273180-01) to deregister any and all securities registered by BBU thereunder. Accordingly, BBU is filing this Form 15 to suspend its reporting obligations under Section 15(d) of Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Brookfield Business Partners L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 13, 2026

BROOKFIELD BUSINESS PARTNERS L.P. by its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Corporate Secretary